SCYTHIAN BIOSCIENCES CORP. ANNOUNCES RINGING OF THE NASDAQ STOCK MARKET CLOSING BELL

Toronto, ON – February 22, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) is pleased to announce that the Company will ring the closing bell at the Nasdaq Stock Market (“Nasdaq”) on Thursday, February 22, 2018 to mark the Company’s admission into the Nasdaq International Designation program under the symbol “OTC – Nasdaq Intl: SCCYF”. Through its membership, Scythian will have access to Nasdaq’s investor relations services and unparalleled visibility assets to increase awareness with investors for its securities.

The Nasdaq International Designation will provide Scythian with access to Nasdaq’s investor marketing programs and investor relations services to increase the visibility of Scythian to the US investment community and US market makers.

“We are honored to have the opportunity to ring the closing bell at the Nasdaq on this historic day for Scythian. This Nasdaq International Designation is a precursor to a Nasdaq main board listing which is currently in progress with Nasdaq, and which we anticipate in the near future,” stated Jonathan Gilbert, Scythian’s Chief Executive Officer. Once the Company is formally listed on Nasdaq, it will trade under the symbol “SCYB.”

The event will take place at the Nasdaq MarketSite in Times Square on Thursday, February 22 from 3:45 p.m. to 4:00 p.m. E.S.T. The ceremony is in honour of the Company’s admission as a Nasdaq International company.

About Scythian Biosciences Corp.

Scythian is a research and development company committed to finding a solution for the prevention and treatment of concussions and traumatic brain injury with its proprietary Cannabinoid combination.

Scythian’s mission is to be the first accepted drug regimen for concussive treatment. Scythian has recently formed a collaboration with the University of Miami and its world-renowned neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. The University of Miami believes that Scythian’s scientific approach shows significant promise and differs from previous approaches to treat this growing problem. The collaboration with the University of Miami allows access to their extensive knowledge base in the fields of traumatic brain injury and concussions and allows for Scythian’s clinical studies to be undertaken at their world-class facilities.

Gillian A. Hotz, PhD, is leading Scythian’s program at the University of Miami. Dr. Hotz is a nationally recognized behavioral neuroscientist and expert in neurotrauma, concussion management, and neurorehabilitation. She has extensive experience in neurocognitive testing. Dr. Hotz has been the co-director of University of Miami Miller School of Medicine’s Concussion Program since 1995.

Scythian is also endorsed by Pro Football Legends and the World Boxing Association on its mission.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements

This press release may contain certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities laws, that are not based on historical fact, including without limitation statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. The Company undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the Company, its securities, or financial or operating results (as applicable). Although the Company believes that the expectations reflected in forward-looking information in this press release are reasonable, such forward-looking information has been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including the trading of the Company’s common shares on the Nasdaq and the risks discussed in the Company’s annual information form, which is available on SEDAR at www.sedar.com. The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

CONTACT INFORMATION

Scythian Biosciences Corp.

Jonathan Gilbert, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com